Mail Stop 6010

July 14, 2008

Phillip J. Young
President and Chief Executive Officer
Osteologix, Inc.
4415 Cox Road
Glen Allen, VA 23060

Re: Osteologix, Inc.
Post-Effective Amendment No. 1 to the Registration Statement on Form S-1
File Number 333-144804
Filed on July 10, 2008

Dear Mr. Young:

        This is to advise you that we have limited our review of the above referenced registration statement to only the issues identified below. We will make no further review of this filing.

Form S-3

Cover Page

1. You indicate that the selling shareholder acquired their shares in a private placement of shares completed on April 17, 2008. The underlying registration statement to the post-effective that went effective in August 2007 indicates that such shares were completed in June 2007. Please correct your disclosure or advise us accordingly.

Selling Shareholders, page 53

2. Please identify which of the selling security holders, if any, are either broker-dealers or affiliates of a broker-dealer. We note that you have listed Goldman Sachs Intl as a selling security holder.

3. Please note that if any selling security holder is a broker-dealer, the prospectus must state that the seller is an underwriter. The only exception to this rule is if the broker-dealer received the securities as compensation for underwriting activities.

4. In addition, if a selling security holder is an affiliate of a broker-dealer, the prospectus must state that:

    - the selling security holder purchased in the ordinary course of business; and

    - at the time of the purchase of the securities to be resold, the selling security holder had no agreement or understanding, directly or indirectly, with any person to distribute the securities.

    If a selling security holder is an affiliate of a broker-dealer and you are not able to make these statements in the prospectus, the prospectus must state that the selling security holder is an underwriter. Please revise the prospectus as appropriate.

                              *   *   *

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

    - should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

    - the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

    - the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Song P. Brandon at (202) 551-3621 or me at (202) 551-3710 with any questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: Stephen B. Thau, Esq.
Morrison & Foerster LLP
755 Page Mill Road
Palo Alto, CA 94304